UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-39547

Boqii Holding Limited

Building 9, No. 388, Shengrong Road

Pudong New District, Shanghai 201210

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Termination of Deposit Agreement

On July 1, 2025, Boqii Holding Limited (the “Company”) instructed The Bank of New York Mellon (the “Depositary”) to terminate the Deposit Agreement dated as of September 29, 2020, as amended, by and among the Company, the Depositary, and the owners and holders of American depositary shares (the “ADSs”), pursuant to which the ADR facility created by the terms of the Deposit Agreement will terminate.

The Depositary of the Company’s ADSs will distribute to all owners and holders of ADSs a notification regarding the termination of ADS facility pursuant to the Deposit Agreement. The effective date of the termination of the Deposit Agreement will be July 11, 2025 (the “Effective Date”). Immediately following the termination of the ADS Facility and on the Effective Date, the Company will implement a reverse stock split (the “Reverse Split”), pursuant to which every 160 existing ordinary shares of a par value of US$0.001 each will be consolidated into one new ordinary share of a par value of US$0.16 each (each, a “New Ordinary Share”). On the Effective Date, all outstanding ADSs will be automatically cancelled and will be entitled to receive the New Ordinary Shares at a rate of 15/16, or 0.9375 New Ordinary Share for each ADS cancelled (the “Mandatory Exchange”). All resulting fractional shares will be rounded up to the nearest whole number of shares on the participant level.

Following the Mandatory Exchange and simultaneous Reverse Split, the New Ordinary Shares are anticipated to trade directly on NYSE American LLC (“AMEX”) beginning on the Effective Date.

On July 2, 2025, the Company issued a press release announcing the effective date of the Mandatory Exchange and Reverse Split. A copy of the press release is furnished hereto as Exhibit 99.1.

INCORPORATION BY REFERENCE

This Report shall be incorporated by reference into the Company’s registration statement on Form F-3, as amended, which became effective on November 23, 2022 (File no. 333-267919), and be a part thereof from the date on which this Report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Boqii Holding Limited

By:	/s/ Yingzhi (Lisa) Tang
Name:	Yingzhi (Lisa) Tang
Title:	Director, co-Chief Executive Officer and Chief Financial Officer

Date: July 2, 2025

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